UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Showopp Inc.

Legal status of issuer

Form
C-Corporation

Jurisdiction of Incorporation/Organization
Delaware

Date of organization
March 30, 2012

Physical address of issuer
505 LaGuardia Place. #13D New York, NY 10012

Website of issuer
https://dada.nyc/

Name of intermediary through which the offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering

7.5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
SI Securities will receive equity compensation equal to 5% of the number of securities sold.

Type of security offered
Crowd Notes

Target number of Securities to be offered
N/A

Price (or method for determining price)
Determined in conjunction with a broker-dealer.

Target offering amount
$25,000

Oversubscriptions accepted:

☑ Yes

☐ No

Oversubscriptions will be allocated:

☐ Pro-rata basis

☑ First-come, first-served basis

☐ Other:

Maximum offering amount (if different from target offering amount)
$1,070,000

Deadline to reach the target offering amount
July 19, 2019

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
7

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$788,273	$403,736
Cash & Cash Equivalents	$4,039	$0
Accounts Receivable	$0	$40,000
Short-term Debt	$160,195	$231,286
Long-term Debt	$58,805	$247,450
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$(244,433)	$(101,604)

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Reviewed Financials
EXHIBIT C: PDF of SI Website
EXHIBIT D: Investor Deck

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
May 17, 2019

Showopp Inc.



Up to $1,070,000 of Crowd Notes

Showopp Inc. ("Dada", the "Company," "we," "us", or "our"), is offering up to $1,070,000 worth of Crowd Notes of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by July 19, 2019. The Company is making concurrent offerings under both Regulation CF (the "Offering") and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $750,000 under the Combined Offerings (the "Closing Amount") by July 19, 2019, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. Investors who completed the subscription process by July 12, 2019 will be permitted to increase their subscription amount at any time on or before July 19, 2019 upon Company consent. For the avoidance of doubt, no initial subscriptions from new investors will be accepted after July 12, 2019. The Company will accept oversubscriptions in excess of the Target Amount for the Offering up to $1,070,000 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to July 12, 2019, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $1,000 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website, no later than April 29, 2020.

Once posted, the annual report may be found on the Company's website at https://dada.nyc/investors.

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any or its predecessors (if any) previously failed to comply with the congoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: https://seedinvest.com/dada

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of, and receive answers from, the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business
The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Showopp Inc. (dba Dada) is a Delaware C-Corporation, formed on April 30, 2012. The Company is located at 505 LaGuardia Place. #13D New York, NY 10012.

The Company's website is https://dada.nyc

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the SI Securities, LLC ("SeedInvest") website under https://seedinvest.com/dada and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Offering

Minimum amount of Preferred Stock being offered	$25,000
Minimum investment amount per investor	$1,000
Offering deadline	July 19, 2019
Use of proceeds	See the description of the use of proceeds on page 12-13 hereof.
Voting Rights	See the description of the voting rights on pages 10-11, 14, and 17-19.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The Company's business model is capital intensive. The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan. In order to achieve near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If the Company are not able to raise sufficient capital in the future, then it will not be able to execute its business plan, its continued operations will be in jeopardy and it may be forced to cease operations and sell or otherwise transfer all or substantially all of its remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees. In particular, the Company is dependent on Beatriz Helena Ramos. There can be no assurance that they will continue to be employed by the Company for a particular period of time. The loss of our key employees or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue. Some of the Company's competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter the Company's market through acquisitions, partnerships or strategic relationships. The Company expects these trends to continue as competitors attempt to strengthen or maintain their market positions. Potential entrants may have competitive advantages over the Company's operations, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. Competitors that expand or vertically integrate their business may create more compelling service offerings, may offer greater pricing flexibility, or may engage in business practices that make it more difficult to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of customers or a reduction in revenue.

The regulatory regime governing blockchain technologies, cryptocurrencies, tokens, and token Offerings, is uncertain, and new regulations or policies may adversely affect the development of the Company's products. Regulation of tokens and token offerings, cryptocurrencies, blockchain technologies, and cryptocurrency exchanges currently is being developed and likely to rapidly evolve. Regulations on token offerings vary significantly among international, federal, state and local jurisdictions and are subject to significant uncertainty. Various legislative and executive bodies in the United States and in other countries may in the future, adopt laws, regulations, guidance, or other actions, which may severely impact the development, growth, adoption, and utility of such Tokens. Failure by the Company or certain users of the to comply with any laws, rules and regulations, some of which may not exist yet or are subject to interpretation, could result in a variety of adverse consequences, including civil penalties and fines.

As blockchain networks and blockchain assets have grown in popularity and in market size, federal and state agencies have begun to take interest in, and in some cases regulate, their use and operations. In the case of virtual currencies, state regulators like the New York Department of Financial Services have created new regulatory frameworks and special license for virtual currency business activities in the State of New York. Others, as in Texas, have published guidance on how their existing regulatory regimes apply to virtual currencies. Some states, like New Hampshire, North Carolina, and Washington, have amended their state's statutes to include virtual currencies into existing licensing regimes. Treatment of virtual currencies continues to evolve under federal law as well. The Department of the Treasury, the Securities Exchange Commission (the "SEC"), and the Commodity Futures Trading Commission (the "CFTC"), for example, have published guidance on the treatment of virtual currencies. The IRS released guidance treating virtual currency as property that is not currency for U.S. federal income tax purposes, although there is no indication yet whether other courts or federal or state regulators will follow this classification. Both federal and state agencies have instituted enforcement actions against those violating their interpretation of existing laws. The regulation of non-currency use of Blockchain assets is also uncertain. The CFTC has publicly taken the position that certain Blockchain assets are commodities, and the SEC has issued a public report stating federal securities laws require treating some Blockchain related assets as securities. To the extent that a domestic government or quasi-governmental agency exerts regulatory authority over a Blockchain network or asset, Tokens may be adversely affected.

Blockchain networks also face an uncertain regulatory landscape in many foreign jurisdictions such as the European Union, China and Russia. Various foreign jurisdictions may, in the near future, adopt laws, regulations or directives that affect such technology. Such laws, regulations or directives may conflict with those of the United States or may directly and negatively impact the business. It is impossible to predict the effects of any future regulatory change on tokens and blockchain technology, but such change could be substantial and adverse to the development and growth of the Company and the adoption and utility of Tokens. New or changing laws and regulations or interpretations of existing laws and regulations, in the United States and other jurisdictions, may materially and adversely impact the value of the currency in which the Tokens may be exchanged, the liquidity of the Tokens, the ability to access marketplaces or exchanges on which to trade the Tokens, and the structure, rights and transferability of Tokens.

The Company may not receive necessary regulatory approvals to publicly offer Tokens via a registration statement. Prior to commencement of sale of any Tokens to the public, the Company may need regulatory approvals, and/or "no action" clearances, from the SEC and possibly state securities regulators. If the Company is not able to obtain these regulatory approvals or "no action" clearances, it may have to reconfigure the offering of Tokens so that it satisfies regulatory requirements. If the Company cannot obtain the necessary approvals, it may not be able to launch or distribute Tokens effectively or at all.

The Company's success is dependent on market adoption of crypto currency and blockchain technology. The markets for crypto currency and blockchain technology are still nascent. Fluctuations in the price of other crypto currencies and alternative crypto assets, the introduction of new technologies, and a shifting regulatory environment could negatively impact the Company's ability to generate revenue.

The Company's cash position is relatively weak. The Company currently has only $23 in cash balances as of April 1, 2019, which will not cover its current operations. The Company believes that it will be able to continue self-funding the Company and limit costs to extend operations during the course of the raise. The Company could be harmed if it is unable to meet its cash demands, and the Company may not be able to continue operations if they are not able to raise additional funds.

The SEC and other financial regulatory organizations around the world are monitoring the crypto industry and may halt or prevent the offering or sale of its securities altogether. If the company is required to comply with securities laws for their token offering and fails to do so due to complexities around token sales and for any other reason, this may jeopardize the company's ability to offer tokens and continue to operate, and open the company up to monetary fines, sanctions, or worse. Alternatively, the SEC and others may require token offering to comply with traditional securities laws which the company not be able to comply with.

The Company is pre-revenue and may not be successful in its efforts to grow and monetize its product. It has limited operating capital and for the foreseeable future will be dependent upon its ability to finance operations from the sale of equity or other financing alternatives. There can be no assurance that the Company will be able to successfully raise operating capital. The failure to successfully raise operating capital, and the failure to effectively monetize its products, could result in bankruptcy or other event which would have a material adverse effect on the Company and the value of its shares. The Company has limited assets and financial resources, so such adverse event could put investors' dollars at significant risk.

The Company has not filed a Form D for its prior securities offerings. The SEC rules require a Form D to be filed by companies within 15 days after the first sale of securities in the offering relying on Regulation D. Failing to register with the SEC or get an exemption may lead to fines, the right of investors to get their investments back, and even criminal charges. There is a risk that a late penalty could apply.

The reviewing CPA has included a "going concern" note in the reviewed financials. Specifically, the Notes to the Financials Statements state that "[t]he Company has incurred losses from inception of $346,037 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product, and its ability to generate positive, sufficient operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern."

We have not prepared any audited financial statements. Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

The Company has conducted the transactions with related persons. See section below "**Related Person Transactions**" for additional details.

The Company does not currently have a Chief Financial Officer or an Officer with substantial experience with finance and accounting. Although a Company is not legally required to have such an officer, there are risks inherent in not having an individual with such experience. Specifically, there is a risk that lower accounting quality may impact the accuracy and transparency of financial statements shared with investors, as well as the financial statements and models on which the Company is relying. Additionally, this could exacerbate business-stemming uncertainty regarding future firm performance, and increase information risk (indicating greater uncertainty on the future economic performance). This could have negative consequences on the Company's operations including mismanagement of finances or cash flow. In addition, not appointing a professional financial officer may indicate poor corporate governance or accounting oversight.

Risks Related to the Securities

The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions under Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be effected. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

We are selling convertible notes that will convert into shares or result in payment in limited circumstances. These notes only convert or result in payment in limited circumstances. If the Crowd Notes reach their maturity date, investors (by a decision of the Crowd Note holders holding a majority of the principal amount of the outstanding Crowd Notes) will either (a) receive payment equal to the total of their purchase price plus outstanding accrued interest, or (b) convert the Crowd Notes into shares of the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of Company's common stock. If there is a merger, buyout or other corporate transaction that occurs before a qualified equity financing, investors will receive a payment of the greater of two times their purchase price or the amount of preferred shares they would have been able to purchase using the valuation cap. If there is a qualified equity financing (an initial public offering registered under the 1933 Act or a financing using preferred shares), the notes will convert into a yet to-be-determined class of preferred stock. If the notes convert because they have reached their maturity date, the notes will convert based on a $10,000,000 valuation cap. If the notes convert due to a qualified equity financing, the notes will convert at a discount of 20, or based on a $10,000,000 valuation cap. This means that investors would be rewarded for taking on early risk compared to later investors. Outside investors at the time of conversion, if any, might value the Company at an amount well below the $10,000,000 valuation cap, so you should not view the $10,000,000 as being an indication of the Company's value.

We have not assessed the tax implications of using the Crowd Note. The Crowd Note is a type of debt security. As such, there has been inconsistent treatment under state and federal tax law as to whether securities like the Crowd Note can be considered a debt of the Company, or the issuance of equity. Investors should consult their tax advisers.

The Crowd Note contains dispute resolution provisions which limit your ability to bring class action lawsuits or seek remedy on a class basis. By purchasing a Crowd Note this Offering, you agree to be bound by the dispute resolution provisions found in Section 6 of the Crowd Note. Those provisions apply to claims regarding this Offering, the Crowd Notes and possibly the securities into which the Crowd Note are convertible. Under those provisions, disputes under the Crowd Note will be resolved in arbitration conducted in Delaware. Further, those provisions may limit your ability to bring class action lawsuits or similarly seek remedy on a class basis.

You may have limited rights. The Company has not yet authorized preferred stock, and there is no way to know what voting rights those securities will have. In addition, as an investor in the Regulation CF offering you will be considered a Non-Major Investor (as defined below) under the terms of the notes offered, and therefore, you have more limited information rights.

You will be bound by an investment management agreement which limits your voting rights. As a result of purchasing the notes, all Non-Major Investors (including all investors investing under Regulation CF) will be bound by an investment management agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes (or majority of the shares of the preferred equity the notes will convert into) held by Non-Major Investors vote to terminate the agreement.

A majority of the Company is owned by a small number of owners. Prior to the Offering, the Company's current owners of 20% or more of the Company's outstanding voting securities beneficially own up to 51.22% of the

Company's voting securities. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

BUSINESS

Description of the Business

DADA is a social network where people all over the world create visual conversations, a new digital art form that we believe currently exists only on DADA.

DADA was created by artist Beatriz Helena Ramos to provide a new economic model that uses blockchain to remunerate artists for the value they create both as individuals and as a community.

After working as a successful commercial artist for some of the biggest brands in the world, Beatriz realized that she did not own any of the intellectual property to the content she helped create, and she only captured a tiny fraction of the billions of dollars in value that this content represented. She knew this is a problem that affects the vast majority of artists.

As it stands today, the art market is a dysfunctional pyramid in which a small minority of artists are able to make a living, and typically, a small minority of people can have the experience of collecting and engaging with art.

And yet, the global art market is only 64 billion dollars. We believe that rare digital art presents an opportunity to expand access to art and artists to a vast number of new art collectors--regular people who can finally enjoy, own, collect and invest in art--with new forms of ownership and distribution of value between artists and collectors.

We envision DADA as an engine for the creation of value where millions of people worldwide create, collect, re-use, and remix art, interacting with digital art in new ways.

DADA is driving innovation through blockchain technology to open up the art market to millions of artists and collectors worldwide and create a new economy where all participants benefit financially and creatively.

Business Plan

Dada is a platform that allows people around the world to have conversations through drawings and create collaborative art. It is a content creation platform as well as a decentralized marketplace for digital art.

DADA harnesses blockchain technology to turn its native digital art into unique digital assets as ERC 721 Non-Fungible Tokens that include an encrypted signature by the artist and a certificate of authenticity. This provably rare digital art can be bought, sold, collected, traded, licensed, or gifted, and can accrue value over time.

Non-fungible tokens allow creators to collaborate with each other and across platforms, exponentially increasing the opportunities for content and value creation.

We believe NFTs will unleash an explosion of creativity in which people will co-create in permissionless ways. Each of their contributions will be tokenized, with their IP protected by smart contracts. They will be able to monetize automatically and keep track of how their creations change and accrue value.

Smart contracts associated with the artwork track and verify each transaction guaranteeing royalties for artists and collectors in perpetuity.

In our model, collectors will benefit not only from secondary sales and licensing but also from new ways to remix and reuse the artworks they own.

This is the case of *Sight Unseen*, a collaborative visual conversation that we sold at a channel auction (a combination of Dutch and English auction) in which two collectors decided to pool their final bids and co-own the work for over $3,000. Smart contracts protect the IP of the artists and the ownership of the collectors. The participating artists are still creating works inspired on Sight Unseen, like toys or virtual reality versions, and as these are monetized, both the artists and the original collectors will get a percentage from the sales of any of these works.

We are creating an API for other platforms to integrate and leverage blockchain technology.

Business Model
A peer to peer token economy where people worldwide co-create, collect, re-use, remix, and trade art, building a self-sustaining community.

Revenue model
Our revenue models are reinforced by network effects.

- Sell and license provably rare digital art and goods. We have sold over 10K in digital art priced between $15 to $200. The highest price paid for a limited edition digital drawing was $900. We are experimenting with auctions and sales at galleries, such as our recent exhibition at CADAF, the Contemporary Art and Digital Art Fair in NY.
- Transaction fees. 100% of sales of the art created on the DADA platform goes to the artists and the community. We charge an extra 3% fee for sales and licensing for every transaction that occurs in our platform.
- API for art tokenization. Other platforms can benefit from the blockchain infrastructure we have created, and use our API. Smart contracts will automatically guarantee DADA a 5% fee for every transaction in these platforms.

The Company's Products and/or Services

Product / Service	Description	Current Market
Social Platform for Artists	Platform for artists to create rare digital art assets that are stored on the blockchain and encrypted with IP protection and proof of ownership	Artists and art buyers and investors

Competition
The emerging market in which our products are sold is highly competitive. Our products compete against similar products by similar companies, including well-known global competitors. In the markets and industry segments in which we sell our products, we compete against other branded products. Product quality, performance, value and packaging are also important differentiating factors.

Customer Base
Our customers are artists and art lovers on the mass consumer level.

Intellectual Property
The Company is dependent on the following intellectual property: None

Litigation
None

USE OF PROCEEDS
We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

Offering Expenses
The use of proceeds for expenses related to the Combined Offering is as follows:
- If the Company raises the Target Amount, it will use 47.50% of the proceeds, or $11,875, towards offering expenses;

- If the Company raises the Closing Amount, it will use 8.8% of the proceeds, or $66,250, towards offering expenses; and
- If the Company raises the Maximum Amount, it will use 8.4% of the proceeds, or $90,250, towards offering expenses

The proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds	% if Target Amount Raised	% if Closing Amount Raised	% if Maximum Amount Raised
Contract Labor	41%	41%	41%
Legal and Professional	13%	13%	13%
Payroll	40%	40%	40%
Marketing and Travel	4%	4%	4%
Servers and Software	2%	2%	2%

The above table of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions. We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Beatriz Helena Ramos	Chief Executive Officer	• DADA, CEO, Jan. 2012 - present: Create, communicate, and execute on Company vision, manage overall operations, balance resources for Company initiatives
Yehudit Mam	Chief Marketing Officer	• DADA, CMO, May 2012 - present: Create and manage marketing campaigns, internal and external communications, social media, events, community relations and associated metrics.
Abraham Milano	Chief Technology Officer	• DADA, CTO, July 2012 - present: Design the technical architecture of the platform and manage the development team.

Indemnification
Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is

adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 7 full-time and 2 part-time employees globally. The Company operates as a remote-first Company, and its team members span three different countries.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Amount outstanding	Voting rights	How this security may limit, dilute, or qualify the Securities issues pursuant to this Offering	Percentage ownership of the Company by the holders of such securities prior to the Offering	Other material terms
Common Stock	10,000,000	Yes	N/A	100%	See Exhibit B for more details
Convertible Notes	$534,004.81	Yes	If Converted	N/A	$10M valuation cap, 8% interest, 20% discount; see exhibit B for more details
SAFT	$58,805	N/A	N/A	N/A	
Options	5,010,388	N/A	If exercised	N/A	See Exhibit B for more details

The Company has the following additional debt outstanding:

Type of debt	Name of creditor	Amount outstanding	Interest rate and payment schedule	Amortization schedule	Describe any collateral or security	Maturity date	Other material terms
Accounts Payable	WilmerHale	$100,000	0%	N/A	N/A	N/A	Legal fees payable

Ownership

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Beatriz Helena Ramos	Class F Common Stock	51.22%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations

Showopp, Inc. d/b/a DADA ("the Company") is a Delaware C-corporation that was founded on March 29, 2012, and is headquartered in New York, New York. The Company is an online visual platform where people talk to each other through drawings, envisioned with the goal of creating a vibrant creative community where artists can share their individual visions and connect with each other for the common good.

The Company has incurred losses from inception of $346,037. For the financial year ending in 2018, the Company experienced a net loss of $244,443; for the financial year ending in 2017, the Company experienced a net loss of $101,604. To date, the Company has not yet received revenue.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have only $23 in cash balances as of April 1, 2019, which will not cover current operations. The Company believes that it will be able to continue self-funding the Company and limit costs to extend operations during the course of the raise. The Company could be harmed if it is unable to meet its cash demands, and the Company may not be able to continue operations if they are not able to raise additional funds.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Through December 31, 2018, the Company has continued to develop its virtual platform that utilizes new and emerging technologies, such as blockchain. The Company is pre-revenue and there is a risk that the Company is not able to secure sufficient funding or launch its redesigned virtual platform, and therefore, does not achieve revenues.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Previous Offerings of Securities
We have made the following issuances of securities within the last three years:

Previous Offering	Date of Previous Offering	Offering Exemption Relied Upon	Type of Securities Offered	Amount of Securities Sold	Use of Proceeds of the Previous Offering
Seed	May 2018	Regulation D, 506(b)	Common Stock	10,000,000	SG&A
Pre-Seed	July 2018	Regulation D, 506(b)	Convertible Debt	$534,004.81	Platform development, development of Facebook app, marketing costs.
Pre-Seed	July 2018	Regulation D, 506(b)	Convertible Debt	$135,849.31	Blockchain integration
Pre-Seed	2014-2017	Regulation D, 506(b)	Convertible Debt	$357,403.00	Migrated 100K drawings to IPFS, development of certificates of authenticity and complete redesign of the platform.
Pre-Seed	December 2018	Regulation D, 506(b)	SAFT	$58,805	Development of decentralized infrastructure using smart contracts.

THE OFFERING AND THE SECURITIES

The Securities Offered in this Offering

The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Crowd Notes and the investment management agreement (if a Non-Major Purchaser).

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000.

The Crowd Notes sold in this Offering will convert in the following circumstances:

- If a "corporate transaction" (such as the sale of the Company) occurs prior to a "qualified equity financing" (which is a preferred stock financing raising of not less than $1,000,000).
- Once a "qualified equity financing" occurs, the notes thereafter will automatically convert into the shares of preferred stock sold in the qualified equity financing.
- If the maturity date is reached, the note holders will have the option, by decision of the majority outstanding note holders, to convert into the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of the Company's common stock.

The price at which the Crowd Notes sold in this Offering will convert will be:

- At a discount of 20% to the price in the qualified equity financing, subject to a $10,000,000 valuation cap, if the conversion takes place after the qualified equity financing;
- If conversion takes place prior to a qualified equity financing due to a corporate transaction, the greater of twice the outstanding principal of the Crowd Notes, or the amount of stock the Crowd Notes would convert into under the valuation cap; or
- If conversion takes place prior to a qualified equity financing because the maturity date has been reached, subject to a $10,000,000 valuation cap.

Until the earlier of the qualified equity financing or the corporate transaction, the Crowd Notes accrue an annual interest rate of 6%, compounded quarterly.

The securities into which the Crowd Notes in this Offering will convert will have more limited voting and information rights than those to be issued to Major Investors on conversion.

Additionally, we have set a minimum Closing Amount of $750,000 between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before the Offering may close.

The minimum investment in this Offering is $1,000. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200. Investments of $20,000 or greater will only be accepted through the Regulation D offering.

All Non-Major Investors of Crowd Notes will be bound by an investment management agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes (or majority of the shares of the preferred equity the notes will convert into) held by Non-Major Investors vote to terminate the agreement.

Securities Sold Pursuant to Regulation D
The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the 1933 Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

The Company is offering the Crowd Notes to accredited investors on substantially the same terms as investors in the Regulation Crowdfunding Offering.

However, investors who invest $50,000 or greater in the Regulation D offering will be considered "Major Purchasers," and will be entitled to some additional rights relating to their investment, including:
- greater information and inspection rights
- if there is a next financing, they will receive the more favorable rights, if any, of Major Purchasers in the next financing

- a right of first refusal for the transfer of common stock by a key holder, if the Company does not exercise that right.

Classes of securities of the Company

Common Stock

Dividend Rights
Yes

Voting Rights
Yes

Right to Receive Liquidation Distributions
Yes, junior to any issued preferred stock.

Rights and Preferences
None

Previously Issued Preferred Stock
The Company has 5,541,385 $0.0001 par value, Series Seed Preferred Stock authorized at December 31, 2018 and 2017. At December 31, 2018 and 2017, there were issued and outstanding preferred shares of 4,822,073 and 0, respectively.

On July 18, 2018 the Company executed a Series Seed Preferred Stock Purchase Agreement which included the issuance of preferred stock for cash and for the conversion of outstanding convertible notes. The Company issued 1,438,553 shares of preferred stock at $0.2433 per share in exchange for $350,000 in cash. As a part of the agreement, the Company converted all outstanding convertible debt of principal and accrued interest totaling $534,005 into a total 3,383,520 shares of preferred stock.

Holders of preferred shares of the Company receive liquidation preference in any liquidation, dissolution, or winding up of the Company, and participate in voting matters in an amount equal to the number of Class A common shares in which the preferred shares may be converted. Each share of preferred stock is convertible into one of share of Class A common shares, and upon a qualified public offering, as defined by the articles of incorporation, will automatically convert in Class A common shares.

What it means to be a minority holder

As an investor in Crowd Notes of the Company, you do not have any rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Upon conversion into shares of the Company, investors in the Crowd Notes would hold minority equity interests, potentially with rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution
Even once the Crowd Notes convert into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

Restrictions on Transfer
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D promulgated under the 1933 Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

Other Material Terms
The Company does not have the right to repurchase the Securities. The Securities do not have a stated return or liquidation preference.

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

During the years ended December 31, 2018 and 2017, the Company issued convertible notes payable to shareholders totaling $34,454 and $250,000, respectively. The convertible notes bear interest at 8% per annum and mature between June 2019 and June 2020. The convertible notes may be converted upon the following:

1. Upon the Company receiving cash of no less than $1,000,000 ("Qualified Financing") for the sale of the Company's equity securities, the note will be automatically converted into shares of the Company's preferred or common shares at a price of the lower of 80% of the price paid for the stock as part of the Qualified Financing or, the quotient of the valuation cap and the fully diluted capitalization of the Company, as defined in the individual agreements.

2. Upon maturity, holders may elect to convert any outstanding principal and accrued interest into common or preferred shares of the Company, to be negotiated and agreed-upon at the time of conversion.

Additionally, upon a change of control, as defined in the individual agreements, for total consideration over $1,000,000, the Company shall repay an amount equal to three times the principal and accrued unpaid interest.

Of the $250,000 of convertible notes payable issued to shareholders in 2017, $40,000 of the cash to be received under the notes was deposited with an entity related through common ownership, and was recorded as a related party receivable at December 31, 2017.

In July 2018, all of the outstanding shareholder convertible promissory notes were converted into preferred shares of the Company. At December 31, 2018 and 2017, outstanding shareholder convertible promissory notes total $0 and $250,000, respectively.

As of December 31, 2018 and 2017, the Company capitalized interest on shareholder convertible promissory notes of $12,176 and $12,831, respectively. At December 31, 2018 and 2017, accrued interest on shareholder convertible notes payable totaled $0 and $12,831, respectively.

Conflicts of Interest
The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: Per the disclosed related party transaction above, the Company has deposited cash received under $250,000 convertible notes with an entity related through common ownership. Additionally, some of the founders of the Company retain interests in and obligations to other entities, and/or business endeavors, which could conflict with their obligations to the Company. If the Company were to contract with those entities to provide products or services to the Company, there would also be a potential conflict.

OTHER INFORMATION

Bad Actor Disclosure
None

SEEDINVEST INVESTMENT PROCESS

Making an Investment in the Company

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your Crowd Notes. At that point, you will be an investor in the Company.

SeedInvest Regulation CF rules regarding the investment process:
- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;

- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

What will I need to complete my investment?
To make an investment you will need the following information readily available:
1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?
Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?
An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:
- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both equal to or greater than $107,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $107,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?
For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After My Investment

What is my ongoing relationship with the Company?
You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with state law.

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?

Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:

1. To the Company that sold the Securities
2. To an accredited investor
3. As part of an Offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Beatriz Ramos

(Signature)

Beatriz Ramos

(Name)

Principal Executive Officer, Principal Financial Officer, Principal Accounting Officer, and Director

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Beatriz Ramos



(Signature)

Beatriz Ramos

(Name)

Chief Marketing Officer

(Title)

[]5/17/19

(Date)

/s/Yehudit Mam

(Signature)



Yehudit Mam

(Name)

Chief Marketing Officer

(Title)

[]5/17/2019

(Date)

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.
2. The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B
Financials

SHOWOPP, INC. d/b/a DADA
A Delaware Corporation

Financial Statements (Unaudited) and
Independent Accountants' Review Report

December 31, 2018 and 2017

SHOWOPP, INC. d/b/a DADA

Years Ended December 31, 2018 and 2017

Table of Contents



INDEPENDENT ACCOUNTANTS' REVIEW REPORT



To Management of Showopp, Inc. d/b/a DADA
New York, New York

We have reviewed the accompanying financial statements of Showopp, Inc. d/b/a DADA (the "Company"), which comprise the balance sheets as of December 31, 2018 and 2017, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for my (our) conclusion.

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

As disclosed in Note 2 of the financial statements, the Company has not generated sufficient revenues to date, relies on outside sources to fund operations, and has incurred significant losses. Accordingly, substantial doubt is raised about the Company's ability to continue as a going concern.

Fruci & Associates II, PLLC

Spokane, WA
May 15, 2019

Members of:
WSCPA
AICPA
PCPS

802 North Washington
PO Box 2163
Spokane, Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com

SHOWOPP, INC. d/b/a DADA

BALANCE SHEETS

December 31, 2018 and 2017

(unaudited)

	2018	2017
Assets		
Current assets		
Cash and cash equivalents	$ 4,039	$ -
Related party receivable	-	40,000
Total current assets	4,039	40,000
Virtual platform, net	784,234	363,736
Total assets	$ 788,273	$ 403,736
Liabilities and stockholders' equity		
Current liabilities		
Accounts payable and accrued expenses	$ 160,195	$ -
Accrued interest	-	31,286
Convertible notes payable, current	-	200,000
Total current liabilities	160,195	231,286
Convertible notes payable, noncurrent - related party	-	247,450
SAFT liability	58,805	
Total liabilities	219,000	478,736
Commitments and contingencies	-	-
Stockholders' equity		
Preferred stock, 4,822,073 and 0 shares issued and outstanding at December 31, 2018 and 2017	482	-
Common stock, 10,000,000 and 0 shares issued and outstanding at December 31, 2018 and 2017	1,000	-
Additional paid-in capital	913,828	26,604
Stock to be Issued	-	1,000
Stock receivable	-	(1,000)
Accumulated deficit	(346,037)	(101,604)
Total stockholders' equity	569,273	(75,000)
Total liabilities and stockholders' equity	$ 788,273	$ 403,736

See accountants' review report and accompanying notes to the financial statements.

SHOWOPP, INC. d/b/a DADA

STATEMENTS OF OPERATIONS

For the Years Ended December 31, 2018 and 2017

(unaudited)

	2018	2017
Revenue	$ -	$ -
Operating expenses		
Payroll and related expenses	159,867	-
Contractor fees	51,128	75,000
Travel	18,349	-
General and administrative	7,848	-
Stock-based compensation	3,708	26,604
Advertising and promotional	2,847	-
Professional fees	686	-
Total operating expenses	244,433	101,604
Net loss before income taxes	(244,433)	(101,604)
Provision for income taxes	-	-
Net loss	$ (244,433)	$ (101,604)

See accountants' review report and accompanying notes to the financial statements.

3

SHOWOPP, INC. d/b/a DADA
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2018 and 2017
(unaudited)

| | Preferred Stock | | Common Stock | | Additional | Stock to | Stock | Accumulated | Total Stockholders' |
	Shares	Amount	Shares	Amount	Paid-in Capital	be Issued	Receivable	Deficit	Equity
Balance on December 31, 2016	-	$ -	-	$ -	$ -	$ -	$ -	$ -	$ -
Stock to be issued	-	-	-	-	-	1,000	(1,000)	-	-
Stock-based compensation	-	-	-	-	26,604	-	-	-	26,604
Net loss	-	-	-	-	-	-	-	(101,604)	(101,604)
Balance on December 31, 2017	-	-	-	-	26,604	1,000	(1,000)	(101,604)	(75,000)
Issuance of preferred stock for cash	1,438,553	144	-	-	349,856	-	-	-	350,000
Issuance of preferred stock for conversion of debt	3,383,520	338	-	-	533,664	-	-	-	534,003
Issuance of common stock	-	-	10,000,000	1,000	-	(1,000)	1,000	-	1,000
Stock-based compensation	-	-	-	-	3,704	-	-	-	3,704
Net loss	-	-	-	-	-	-	-	(244,433)	(244,433)
Balance on December 31, 2018	4,822,073	$ 482	10,000,000	1,000	$ 913,828	$ -	$ -	$ (346,037)	$ 569,273

4

SHOWOPP, INC. d/b/a DADA

STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2018 and 2017

(unaudited)

	2018	2017
Cash flows from operating activities		
Net loss	$ (244,433)	$ (101,604)
Adjustments to reconcile net loss to net cash used		
by operating activities:		
Stock based compensation	3,704	26,604
Changes in operating assets and liabilities:		
Related party receivable	40,000	(40,000)
Accounts payable and accrued expenses	160,195	-
Net cash used by operating activities	(40,534)	(115,000)
Cash flows from investing activities		
Cash paid for development of software asset	(399,686)	(14,814)
Net cash used by investing activities	(399,686)	(14,814)
Cash flows from financing activities		
Net proceeds from issuance of convertible notes	34,454	129,814
Proceeds from SAFT notes	58,805	-
Proceeds from issuance of common stock	1,000	-
Proceeds from issuance of preferred stock	350,000	-
Net cash provided by financing activities	444,259	129,814
Net increase in cash and cash equivalents	4,039	-
Cash and cash equivalents, beginning	-	-
Cash and cash equivalents, ending	$ 4,039	$ -
Supplemental cash flow information:		
Cash paid during the period for:		
Interest	$ -	$ -
Income taxes	$ -	$ -
Noncash activities:		
Conversion of convertible notes to preferred shares	$ 534,002	$ -
Capitalization of accrued interest	$ 20,812	$ 23,096
Issuance of shares to be issued	$ 1,000	$ -
Related party advances converted to convertible notes	$ -	$ 250,000

See accountants' review report and accompanying notes to the financial statements.

SHOWOPP, INC d/b/a DADA
NOTES TO THE FINANCIAL STATEMENTS
(unaudited)
For the Years Ended December 31, 2018 and 2017

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Showopp, Inc. d/b/a DADA ("the Company") is a Delaware C-corporation that was founded on March 29, 2012, and is headquartered in Brooklyn, New York. The Company is an online visual platform where people talk to each other through drawings, envisioned with the goal of creating a vibrant creative community where artists can share their individual visions and connect with each other for the common good.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year-end is December 31.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company recognizes revenue only when all of the following criteria have been met:
- Persuasive evidence of an arrangement exists;
- Delivery has occurred or services have been rendered;
- The fee for the arrangement is fixed or determinable; and
- Collectability is reasonably assured.

Risks and Uncertainties

Through December 31, 2018, the Company has continued to develop its virtual platform that utilizes new and emerging technologies, such as block chain. The Company has not yet begun principal operations and there is a risk that the Company is not able to secure sufficient funding or launch its virtual platform, and therefore, does not commence principal operations.

SHOWOPP, INC d/b/a DADA
NOTES TO THE FINANCIAL STATEMENTS
(unaudited)
For the Years Ended December 31, 2018 and 2017

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

The following tables summarize items measured at fair market value during the years ended December 31, 2018 and 2017:

Fair value measurements during December 31, 2018:	Level 1	Level 2	Level 3	Total
Stock options	$ -	$ -	$ 3,704	$ 3,704
Total	$ -	$ -	$ 3,704	$ 3,704

Fair value measurements during December 31, 2017:	Level 1	Level 2	Level 3	Total
Stock options	$ -	$ -	$ 26,604	$ 26,604
Total	$ -	$ -	$ 26,604	$ 26,604

SHOWOPP, INC d/b/a DADA
NOTES TO THE FINANCIAL STATEMENTS
(unaudited)
For the Years Ended December 31, 2018 and 2017

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At December 31, 2018 and 2017, the Company had no items, other than bank deposits, that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts, that may at times, exceed federal insured limits. No losses have been recognized as a result of these excess amounts.

Virtual Platform

Costs for internally-developed software to be marketed to outside users are recorded pursuant to ASC Section 985 *Software*. Research and development costs prior to attaining 'technical feasibility' are expensed as incurred. Costs to develop the final product incurred thereafter, and up to the date of the software is released to the public, are capitalized and amortized over an estimated useful life of the asset using the straight-line method for financial statement purposes. The Company reviews the recoverability of internally-developed software assets, including the useful lives, whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. No impairment was deemed necessary at December 31, 2018 and 2017.

At December 31, 2018 and 2017, the Company's virtual platform has not yet been placed into service, and as such, no amortization expense has been recorded as of the years then ended.

Advertising costs

The Company's advertising costs are expensed as incurred. During the years ended December 31, 2018 and 2017, the Company recognized $2,847 and $0 of advertising costs, respectively.

Stock-Based Compensation

The Company accounts for employee stock-based compensation in accordance with ASC Section 718 *Compensation – Stock Compensation.* Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award, and is recognized as expense ratably over the requisite service period, which is generally the option vesting period.

The Company accounts for non-employee stock-based compensation in accordance with ASC Section 505 *Equity Based Payments to Non-Employees.* Under the fair value recognition provisions of ASC 505, stock-based compensation cost is measured at the grant date based on the fair value of the award, and is recognized as expense ratably over the requisite service period, which is generally the option vesting period.

SHOWOPP, INC d/b/a DADA
NOTES TO THE FINANCIAL STATEMENTS
(unaudited)
For the Years Ended December 31, 2018 and 2017

Income Taxes

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes based on the provisions promulgated by the Internal Revenue Service ("IRS") and the State of Delaware, which both have a statute of limitation of three years from the due date of the return. As such, all tax years from 2016 are open since the Company's inception.

In December 2017, the U.S. government enacted the Tax Cuts and Jobs Act tax reform legislation (the Tax Act), which among other matters reduced the U.S. corporate income tax rate from 35 percent to 21 percent effective January 1, 2018. As a result of the rate reduction, the Company has reduced the deferred tax asset balance as of December 31, 2018 and 2017, commensurate with the decrease in applicable tax rate. Due to the Company's full valuation allowance position, there was no net impact on the Company's income tax provision as of December 31, 2018 or 2017, as the reduction in the deferred tax asset balance was fully offset by a corresponding decrease in the valuation allowance.

The Company currently has incurred losses of $346,037 for which it may receive future tax benefits. However, as of December 31, 2018, no such benefit is expected to be recognized in the near term, and therefore, a full valuation allowance has been assessed on any potential income tax benefit.

Recent Accounting Pronouncements

In July 2018, the FASB issued ASU 2018-07, Improvements to Nonemployee Share-Based Payment Accounting. The amendments expand the scope of ASC 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees and to supersede the guidance in ASC 505-50, Equity-Based Payments to Non-Employees. The accounting for nonemployee awards will now be substantially the same as current guidance for employee awards. ASU 2018-07 impacts all entities that issue awards to nonemployees in exchange for goods or services to be used or consumed in the grantor's own operations, as well as to nonemployees of an equity method investee that provide goods or services to the investee that are used or consumed in the investee's operations. ASU 2018-07 aligns the measurement-date guidance for employee and nonemployee awards using the current employee model, meaning that the measurement date for nonemployee equity-classified awards generally will be the grant date, while liability-classified awards generally will be the settlement date. ASU 2018-07 is effective for nonpublic business entities for fiscal years beginning after December 15, 2019, including interim periods within that fiscal year. The Company does not believe the adoption of this ASU will have a material effect on the financial statements.

No other recently issued accounting pronouncements are expected to have a significant impact on the Company's financial statements.

SHOWOPP, INC d/b/a DADA
NOTES TO THE FINANCIAL STATEMENTS
(unaudited)
For the Years Ended December 31, 2018 and 2017

Subsequent Events

The Company has evaluated subsequent events through May 15, 2019, the date these financial statements were available to be issued. The following transactions occurred subsequent to the December 31, 2018:

- On January 9, 2019, the Company received proceeds of $50,000 for a convertible promissory note, the provisions of which are still being negotiated and have yet to be finalized.

NOTE 2 – GOING CONCERN

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses from inception of $346,037 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product, and its ability to generate positive, sufficient operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

NOTE 3 – RELATED PARTY TRANSACTIONS

During the years ended December 31, 2018 and 2017, the Company issued convertible notes payable to shareholders totaling $34,454 and $250,000, respectively. The convertible notes bear interest at 8% per annum and mature between June 2019 and June 2020. The convertible notes may be converted upon the following:

1. Upon the Company receiving cash of no less than $1,000,000 ("Qualified Financing") for the sale of the Company's equity securities, the note will be automatically converted into shares of the Company's preferred or common shares at a price of the lower of 80% of the price paid for the stock as part of the Qualified Financing or, the quotient of the valuation cap and the fully diluted capitalization of the Company, as defined in the individual agreements.

2. Upon maturity, holders may elect to convert any outstanding principal and accrued interest into common or preferred shares of the Company, to be negotiated and agreed-upon at the time of conversion.

Additionally, upon a change of control, as defined in the individual agreements, for total consideration over $1,000,000, the Company shall repay an amount equal to three times the principal and accrued unpaid interest.

SHOWOPP, INC d/b/a DADA
NOTES TO THE FINANCIAL STATEMENTS
(unaudited)
For the Years Ended December 31, 2018 and 2017

Of the $250,000 of convertible notes payable issued to shareholders in 2017, $40,000 of the cash to be received under the notes was deposited with an entity related through common ownership, and was recorded as a related party receivable at December 31, 2017.

In July 2018, all of the outstanding shareholder convertible promissory notes were converted into preferred shares of the Company. At December 31, 2018 and 2017, outstanding shareholder convertible promissory notes total $0 and $250,000, respectively.

As of December 31, 2018 and 2017, the Company capitalized interest on shareholder convertible promissory notes of $12,176 and $12,831, respectively. At December 31, 2018 and 2017, accrued interest on shareholder convertible notes payable totaled $0 and $12,831, respectively.

NOTE 4 – CONVERTIBLE NOTES PAYABLE

In June 2017, the Company executed a $125,000 convertible promissory note. The note bears interest at 8% per annum and matured December 2018. The note may be converted upon the following:

1. Upon the Company receiving cash of no less than $750,000 for the sale of the Company's preferred stock ("Qualified Financing"), the security will be automatically converted into shares of preferred stock of the Company at a price of the greater of the price paid for preferred stock as part of the Qualified Financing, or the conversion percentage multiplied by the fully diluted capitalization of the Company, as defined in the agreement.

2. Upon maturity, holders may elect at any time to convert the security to common shares of the Company at a price equal to the conversion percentage multiplied by the fully diluted capitalization of the Company, as defined in the agreement.

Additionally, upon a change of control, as defined in the individual agreements, for total consideration over $1,000,000, the Company shall repay an amount equal to three times the principal and accrued unpaid interest.

The Company recognized interest expense of $8,635 and $10,265 during the years ended December 31, 2018 and 2017, respectively, all of which was capitalized to the Company's virtual platform.

Prior to 2017, the Company entered into several convertible notes payable that bear interest at 8% per annum and mature between February 2017 and May 2018. At December 31, 2018 and 2017, the outstanding principal on these notes is $0 and $75,000, respectively. The conversion provisions of these notes were similar to those disclosed above. At December 31, 2017, three of the convertible notes were in default.

During June 2018, all of the convertible notes were converted in to preferred stock of the Company.

SHOWOPP, INC d/b/a DADA
NOTES TO THE FINANCIAL STATEMENTS
(unaudited)
For the Years Ended December 31, 2018 and 2017

NOTE 5 – SAFT EQUITY SECURITIES

During the year ended December 31, 2018, the Company entered into five Simple Agreement for Future Tokens ("SAFT") agreements for total proceeds of $58,805. The SAFTs are convertible into digital tokens of the Company upon launch of the Company's virtual platform. Should the Company not launch the virtual platform by February 22, 2019, the SAFTs are to be repaid to the holders in cash. As of the date of this report, the SAFTS are in default, however, the Company has verbal agreement with the holders to postpone payment of the until the Company launches a digital token.

NOTE 6 – COMMON STOCK

The Company has 32,610,000, $0.0001 par value, common shares authorized at December 31, 2018 and 2017. 10,000,000 of authorized common shares are designated Class F, and 22,610,000 are designated as Class A. At December 31, 2018 and 2017, there were issued and outstanding Class F common shares of 10,000,000 and 0, respectively. There are no issued and outstanding Class A common shares at either December 31, 2018 and 2017.

At December 31, 2017, there were 10,000,000 shares of Class F common stock that were granted to founders of the Company, but had not yet been issued. During the year ended December 31, 2018, these shares were issued for $1,000.

Class F shareholders have special voting rights as it pertains to amendments to incorporation documents, and vote with Class A members on all other matters. Each share of Class F common stock is convertible into one share of Class A common shares, and automatically convert to Class A common shares upon transfer of ownership of the Class F shares.

NOTE 7 – PREFERRED STOCK

The Company has 5,541,385 $0.0001 par value, Series Seed Preferred Stock authorized at December 31, 2018 and 2017. At December 31, 2018 and 2017, there were issued and outstanding preferred shares of 4,822,073 and 0, respectively.

On July 18, 2018 the Company executed a Series Seed Preferred Stock Purchase Agreement which included the issuance of preferred stock for cash and for the conversion of outstanding convertible notes. The Company issued 1,438,553 shares of preferred stock at $0.2433 per share in exchange for $350,000 in cash. As a part of the agreement, the Company converted all outstanding convertible debt of principal and accrued interest totaling $534,005 into a total 3,383,520 shares of preferred stock.

SHOWOPP, INC d/b/a DADA
NOTES TO THE FINANCIAL STATEMENTS
(unaudited)
For the Years Ended December 31, 2018 and 2017

Holders of preferred shares of the Company receive liquidation preference in any liquidation, dissolution, or winding up of the Company, and participate in voting matters in an amount equal to the number of Class A common shares in which the preferred shares may be converted. Each share of preferred stock is convertible into one of share of Class A common shares, and upon a qualified public offering, as defined by the articles of incorporation, will automatically convert in Class A common shares.

NOTE 8 – STOCK OPTIONS

During 2017, the Company executed the 2017 Stock Incentive Plan, which reserved 3,917,421 common shares to be issued in the form of shares, restricted shares, or stock options. During 2018 and 2017, the Company issued 0 and 2,525,679 stock options pursuant to the 2017 plan, respectively. These options allow the holder to purchase an equal number of common shares at an exercise price of $0.0125 per share. The options are subject to two vesting schedules: (1) 25% one year from the date of grant and ratably over the remaining 36 months and (2) 50% three months from the date of grant and ratably over the remaining 21 months. At December 31, 2018 and 2017, there were vested stock options of 2,525,679 and 2,217,037, respectively. The options issued in 2017 have no intrinsic value. The Company reserved 3,917,421 Class A common shares for use in under the stock incentive plan and shares issued upon exercise will be first issued from this reserve pool, and new shares will be issued for any exercise of options in excess of the reserve pool

The options issued were valued using the Black Scholes Merton pricing model, and resulted in stock based compensation expense of $3,708 and $26,604 as of December 31, 2018 and 2017, respectively.

The following are the estimates and assumptions that were used to value stock options: (1) $0.0125 exercise price and Class A common share value, (2) 300% volatility, (3) 1.71% risk-free rate, (4) five year expected term, and (5) no expected dividends.

A summary of option activity is as follows:

	Options - Common Share Equivalents	Weighted Average Exercise Price	Weighted Average Remaining Life
Outstanding December 31, 2016	-	$ -	-
Granted	2,525,679	0.01	10.0
Expired/Forfeited	-	-	-
Exercised	-	-	-
Outstanding December 31, 2017	2,525,679	$ 0.01	9.5
Granted	-	-	-
Expired/Forfeited	-	-	-
Exercised	-	-	-
Outstanding December 31, 2018	2,525,679	$ 0.01	8.5

SHOWOPP, INC d/b/a DADA
NOTES TO THE FINANCIAL STATEMENTS
(unaudited)
For the Years Ended December 31, 2018 and 2017

NOTE 9 – STOCK WARRANTS

On July 18, 2018, the Company issued a warrant to purchase 616,553 Class A common shares, alongside the purchase of preferred shares pursuant Series Seed Preferred Stock Purchase Agreement. The stock warrant is exercisable at $0.2433 per share and expire July 18, 2025. As of December 31, 2018 and 2017, this stock warrant has not been exercised.

EXHIBIT C
PDF of SI Website


dada.nyc

Disclaimer

This presentation contains offering materials prepared solely by Showopp Inc. (dba DADA)
of SI Securities, and not subject to FINRA Rule 2210. In addition, this presentation may c
statements and information relating to, among other things, the company, its business plar
industry. These statements reflect management's current views with respect to future eve
currently available and are subject to risks and uncertainties that could cause the comp
differ materially. Investors are cautioned not to place undue reliance on these forward-looki
are meant for illustrative purposes and they do not represent guarantees of future resı
performance, or achievements, all of which cannot be made. Moreover, no person nor any
assumes responsibility for the accuracy and completeness of forward-looking statements, a
update any such statements to conform them to actual results.

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Invest in DADA

Creating a new market for tokenized digital art on the blockchain.

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$1,000	$10,000,000	Crowd Note
Minimum	Valuation cap	Security Type

INVEST

Purchased securities are not currently tradeable. Expect to hold your investment until the company lists on a national exchange or is acquired.

DADA is offering securities under both Regulation D and Regulation CF through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation D and Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, the contents of the Highlights, Term Sheet sections have been prepared by SI Securities and shall be deemed broker-dealer communications subject to FINRA Rule 2210 (the "Excluded Sections"). With the exception of the Excluded Sections noted above, this profile contains offering materials prepared solely by DADA without the assistance of SI Securities, and not subject to FINRA Rule 2210 (the "Issuer Profile"). The Issuer Profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures in the offering's draft. The contents of this profile are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

Company Highlights

- 160K members from over 60 countries have created over 110K drawings: one of largest collections of provably rare digital art ready to be traded as NFTs.
- Backed by prominent investor Consensys VC, and graduates from the Matter accelerator and the Founder Institute.
- Founded by a successful New York artist who worked on animated series for Disney and MTV, and directed commercials for Coca-Cola, Macy's, Chips Ahoy, Kellogg's, and Sesame Workshop, among others.
- Launched our first tokenized art collection in 2017: one of the pioneers to prove a use case for art on blockchain.
- Dozens of media mentions including Forbes, PBS News Hour, FT, TechCrunch, and more.

Fundraise Highlights

- Total Round Size: US $1,500,000
- Raise Description: Other
- Minimum Investment: US $1,000 per investor
- Security Type: Crowd Note
- Valuation Cap: US $10,000,000
- Offering Type: Side by Side Offering

"Dada is a cross between a marketplace, an art project, and a technology startup—a uniquely hybrid status that may well be the key to redefining success for artists in the digital age" - Forbes Magazine

DADA is a social network where people all over the world create visual conversations, a new digital art form that we believe currently exists only on DADA.

DADA was created by artist Beatriz Helena Ramos to provide a new economic model that uses blockchain to remunerate artists for the value they create both as individuals and as a community.

After working as a successful commercial artist for some of the biggest brands in the world, Beatriz realized that she did not own any of the intellectual property to the content she helped create, and she only captured a tiny fraction of the billions of dollars in value that this content represented. She knew this is a problem that affects the vast majority of artists.

Highlights
Overview
Product & Service
The Team
Q&A with Founder
Term Sheet
Investor Perks
Prior Rounds
Market Landscape
Data Room
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FAQs
SeedInvest

As it stands today, the art market is a dysfunctional pyramid in which a small minority of artists are able to make a living, and typically, a small minority of people can have the experience of collecting and engaging with art.

And yet, the global art market is only 64 billion dollars. We believe that rare digital art presents an opportunity to expand access to art and artists to a vast number of new art collectors--regular people who can finally enjoy, own, collect and invest in art--with new forms of ownership and distribution of value between artists and collectors.

We envision DADA as an engine for the creation of value where millions of people worldwide create, collect, re-use, and remix art, interacting with digital art in new ways.

DADA is driving innovation through blockchain technology to open up the art market to millions of artists and collectors worldwide and create a new economy where all participants benefit financially and creatively.

Product & Service

Dada is a platform that allows people around the world to have conversations through drawings and create collaborative art. It is a content creation platform as well as a decentralized marketplace for digital art.

DADA harnesses blockchain technology to turn its native digital art into unique digital assets as ERC 721 Non-Fungible Tokens that include an encrypted signature by the artist and a certificate of authenticity. This provably rare digital art can be bought, sold, collected, traded, licensed, or gifted, and can accrue value over time.

Non-fungible tokens allow creators to collaborate with each other and across platforms, exponentially increasing the opportunities for content and value creation.

We believe NFTs will unleash an explosion of creativity in which people will co-create in permissionless ways. Each of their contributions will be tokenized, with their IP protected by smart contracts. They will be able to monetize automatically and keep track of how their creations change and accrue value.

Smart contracts associated with the artwork track and verify each transaction guaranteeing royalties for artists and collectors in perpetuity.

In our model, collectors will benefit not only from secondary sales and licensing but also from new ways to remix and reuse the artworks they own.

This is the case of *Sight Unseen*, a collaborative visual conversation that we sold at a channel auction (a combination of Dutch and English auction) in which two collectors decided to pool their final bids and co-own the work for over $3,000. Smart contracts protect the IP of the artists and the ownership of the collectors. The participating artists are still creating works inspired on *Sight Unseen*, like toys or virtual reality versions, and as these are monetized, both the artists and the original collectors will get a percentage from the sales of any of these works.

We are creating an API for other platforms to integrate and leverage blockchain technology.

Business Model

A peer to peer token economy where people worldwide co-create, collect, re-use, remix, and trade art, building a self-sustaining community.

Revenue model

Our revenue models are reinforced by network effects.

Sell and license provably rare digital art and goods. We have sold over 10K in digital art priced between $15 to $200. The highest price paid for a limited edition digital drawing was $900. We are experimenting with auctions and sales at galleries, such as our recent exhibition at CADAF, the Contemporary Art and Digital Art Fair in NY.

Transaction fees. 100% of sales of the art created on the DADA platform goes to the artists and the community. We charge an extra 3% fee for sales and licensing for every transaction that occurs in our platform.

API for art tokenization. Other platforms can benefit from the blockchain infrastructure we have created, and use our API. Smart contracts will automatically guarantee DADA a 5% fee for every transaction in these platforms.

Gallery



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BEATRIZ RAMOS - The End Of The Starving Artist

Media Mentions

HUFFPOST

TechCrunch

BITCOIN MAGAZINE

CoinDesk

CHRISTIE'S

FINANCIAL TIMES

Forbes

the PARIS REVIEW

FiveThirtyEight

bitcoin

International Business Times

OBSERVER

ArtReview

BREAKERMAG

ART MARKET GURU

ETHNews

Investopedia

THE RUMPUS

Artnome

Team Story

After landing in New York City from her native Caracas, Venezuela in 1996, founder Beatriz Ramos worked as an artist at Disney and MTV, and then worked for animated shows for Nickelodeon and Cartoon Network. She founded her own animation studio in 2002. Having worked for blue-chip brands like Jet Blue, Alka-Seltzer, and Kraft Foods, among others, Beatriz realized that even successful artists struggled for financial sustainability. That's when she thought of creating a global community of artists that could create value together through art. In 2014, She reached out to Yehudit (Judy) Mam, a creative director in advertising and her former client. Judy was captivated by Beatriz's vision and by her mission to create a new economic model for artists and she jumped on board as CMO. Beatriz, who has a keen eye for talent, then found a talented developer, Abraham Milano, on a LinkedIn search. Abraham became our CTO and built the platform along with our first hires, Juan Florville and Juan Gonzalez. The core team is still working together after five years.

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Founders and Officers



Beatriz Helena Ramos
CEO

Beatriz is an artist and entrepreneur. Her first company was one of the first comic book stores in Caracas, which she founded when she was 23. Her second company was Dancing Diablo Studios, an innovative animation and live-action production company, where she directed over a hundred films, including TV commercials, educational short films and web videos for brands including Coca-Cola, Bayer, General Mills, Macy's, PBS, Ralph Lauren, and Saturday Night Live, among others. DADA is her third company.



Yehudit Mam
CMO

Yehudit, aka Judy, hails from Mexico City and is a New Yorker since 1992. Judy has over twenty years of experience as a creative director/writer in advertising. Judy has written articles and film reviews for newspapers and magazines in the US and Mexico. Two of her short narratives have been published in literary anthologies in Mexico City. She writes "I've Had It With Hollywood", an opinionated blog about film.



Abraham Milano
CTO





Abraham has been developing web applications for the past 16 years. Before joining DADA.nyc, he worked for the insurance sector as a consultant. He designed the visual conversation platform for DADA and transitioned DADA into blockchain, becoming an expert in smart contracts and tokenizing our drawings.

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Key Team Members

Juan Carlos Florville

Lead Developer



Juancito Gonzalez

Lead Developer



Sam Raife

Developer



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Michael Saltzman

Product Lead



Maria Bonello

UX Designer



Eric Markfield

UI Designer

Q&A with the Founder

Q: What is your current stage of product/platform development?

DADA: We spent the last several months of 2018 redesigning our UX from scratch and preparing the foundations of our decentralized marketplace. Now we are about to launch Dada 2.0 to focus on user growth and revenues.

PROFILE MENU

Q: What do you view as your competitive advantages?

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DADA:

- Unique value proposition: art collaboration and co-creation made social
- Early movers in the space
- Strong brand
- Passionate community
- One of the largest collections of rare digital art in the world (100K NFTs)
- No first registry problem (artworks are created on DADA)
- Potential to build sustainable network effects

Q: Could you talk a bit about your customer acquisition strategy?

DADA: We have done a great job on the supply side: Creators have made over 100K artworks in our platform. We are now focusing on the demand side. We are designing a gamified system to acquire and engage collectors in a way that strengthens our positive network effects.

The Q&A with the Founder is based on due diligence activities conducted by SI Securities, LLC. The verbal and/or written responses transcribed above may have been modified to address grammatical, typographical, or factual errors, or by special request of the company to protect confidential information.

Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. If you plan on investing less than US $20,000.00, you will automatically invest under the Regulation CF offering type. If you invest more than US $20,000.00, you must be an accredited investor and invest under the Regulation D offering type.

Fundraising Description

Round type:	Other
Round size:	US $1,500,000
Minimum investment:	US $1,000

Key Terms

Security Type:	Crowd Note
Conversion discount:	20.0%
Valuation Cap:	US $10,000,000
Interest rate:	6.0%

Additional Terms

Closing conditions:	While DADA has set an overall target minimum of US $0 for the round, DADA must raise at least US $0 of that amount through the Regulation CF portion of their raise before being able to conduct a close on any investments below $20,000. For further information please refer to DADA's Form C.
Regulation CF cap:	While DADA is offering up to US $1,500,000 worth of securities in its Other, only up to US $0 of that amount may be raised through Regulation CF.
Transfer restrictions:	Securities issued through Regulation CF have a one year restriction on transfer from the date of purchase (except to certain qualified parties as specified under Section 4(a)(6) of the Securities Act of 1933), after which they become freely transferable. While securities issued through Regulation D are similarly considered "restricted securities" and investors must hold their securities indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available.

Use of Proceeds

If Minimum Amount Is Raised


Development
Legal
Marketing
Operations

PROFILE MENU

If Maximum Amount Is Raised



- ● Development
- ● Legal
- ● Marketing
- ● Operations

Investor Perks

Over $50K: An exclusive visual conversation not yet for sale on DADA.

Over $100K: A unique visual conversation created exclusively for investors about the topic of their choice.

It is advised that you consult a tax professional to fully understand any potential tax implications of receiving investor perks before making an investment.

Prior Rounds

The graph below illustrates the valuation cap or the pre-money valuation of DADA's prior rounds by year.

$11000000	
$10000000	
$9000000	
$8000000	
$7000000	
$6000000	
$5000000	
$4000000	
	Seed (Preferred) Current Other (Crowd)

This chart does not represent guarantees of future valuation growth and/or declines.

Seed

Round Size	US $833,403
Closed Date	Jul 17, 2018
Security Type	Preferred Equity

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Market Landscape

DADA is at the intersection of digital art and crypto-collectibles.

The global art market is $64 billion. The global collectibles market is $370 billion. Digital ownership is estimated to unlock a $200 billion market for collectibles on the blockchain.

Our community is creating art that can be shown in art galleries as well as be made into gifs, memes, and digital goods for games and virtual world ecosystems. We are also actively creating a new market for digital art through blockchain technology.

Competitive Landscape

We are pioneers in an early market. The digital rare art market is currently concentrated on crypto enthusiasts that are familiar with cryptocurrencies and comfortable with owning digital art. But our target market is the new generation of digitally savvy post-millennials whose lives are seamlessly integrated with the consumption and creation of content, entertainment, information, and social life in the digital sphere.

We compete against other platforms that are also marketing rare digital art. However, we are unique in that we have a large global community creating art inside our platform and we can leverage network effects.

Competitive Advantage

- Unique value proposition: art collaboration and co-creation made social
- Early movers in the space
- Strong, authentic brand
- Passionate community
- One of the largest collections of provably rare digital art in the world (100K+ drawings)
- No first registry problem
- Potential to build sustainable network effects.









Risks and Disclosures

The Company's business model is capital intensive. The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan. In order to achieve near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If the Company are not able to raise sufficient capital in the future, then it will not be able to execute its business plan, its continued operations will be in jeopardy and it may be forced to cease operations and sell or otherwise transfer all or substantially all of its remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees. In particular, the Company is dependent on Beatriz Helena Ramos. There can be no assurance that they will continue to be employed by the Company for a particular period of time. The loss of our key employees or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue. Some of the Company's competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter the Company's market through acquisitions, partnerships or strategic relationships. The Company expects these trends to continue as competitors attempt to strengthen or maintain their market positions. Potential entrants may have competitive advantages over the Company's operations, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. Competitors that expand or vertically integrate their business may create more compelling service offerings, may offer greater pricing flexibility, or may engage in business practices that make it more difficult to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of customers or a reduction in revenue.

The regulatory regime governing blockchain technologies, cryptocurrencies, tokens, and token Offerings, is uncertain, and new regulations or policies may adversely affect the development of the Company's products. Regulation of tokens and token offerings, cryptocurrencies, blockchain technologies, and cryptocurrency exchanges currently is being developed and likely to rapidly evolve. Regulations on token offerings vary significantly among international, federal, state and local jurisdictions and are subject to significant uncertainty. Various legislative and executive bodies in the United States and in other countries may in the future, adopt laws, regulations, guidance, or other actions, which may severely impact the development, growth, adoption, and utility of such Tokens. Failure by the Company or certain users of the to comply with any laws, rules and regulations, some of which may not exist yet or are subject to interpretation, could result in a variety of adverse consequences, including civil penalties and fines.

As blockchain networks and blockchain assets have grown in popularity and in market size, federal and state agencies have begun to take interest in, and in some cases regulate, their use and operations. In the case of virtual currencies, state regulators like the New York Department of Financial Services have created new regulatory frameworks and special license for virtual currency business activities in the State of New York. Others, as in Texas, have published guidance on how their existing regulatory regimes apply to virtual currencies. Some states, like New Hampshire, North Carolina, and Washington, have amended their state's statutes to include virtual currencies into existing licensing regimes. Treatment of virtual currencies continues to evolve under federal law as well. The Department of the Treasury, the Securities Exchange Commission (the "SEC"), and the Commodity Futures Trading Commission (the "CFTC"), for example, have published guidance on the treatment of virtual currencies. The IRS released guidance treating virtual currency as property that is not currency for U.S. federal income tax purposes, although there is no indication yet whether other courts or federal or state regulators will follow this classification. Both federal and state agencies have instituted enforcement actions against those violating their interpretation of existing laws. The regulation of non-currency use of Blockchain assets is also uncertain. The CFTC has publicly taken the position that certain Blockchain assets are commodities, and the SEC has issued a public report stating federal securities laws require treating some Blockchain related assets as securities. To the extent that a domestic government or quasi-governmental agency exerts regulatory authority over a Blockchain network or asset, Tokens may be adversely affected.

Blockchain networks also face an uncertain regulatory landscape in many foreign jurisdictions such as the European Union, China and Russia. Various foreign jurisdictions may, in the near future, adopt laws, regulations or directives that affect such technology. Such laws, regulations or directives may conflict with those of the United States or may directly and negatively impact the business. It is impossible to predict the effects of any future regulatory change on tokens and blockchain technology, but such change could be substantial and adverse to the development and growth of the Company and the adoption and utility of Tokens. New or changing laws and regulations or interpretations of existing laws and regulations, in the United States and other jurisdictions, may materially and adversely impact the value of the currency in which the Tokens may be exchanged, the liquidity of the Tokens, the ability to access marketplaces or exchanges on which to trade the Tokens, and the structure, rights and transferability of Tokens.

The Company may not receive necessary regulatory approvals to publicly offer Tokens via a registration statement. Prior to commencement of sale of any Tokens to the public, the Company may need regulatory approvals, and/or "no action" clearances, from the SEC and possibly state securities regulators. If the Company is not able to obtain these regulatory approvals or "no action" clearances, it may have to reconfigure the offering of Tokens so that it satisfies regulatory requirements. If the Company cannot obtain the necessary approvals, it may not be able to launch or distribute Tokens effectively or at all.

The Company's success is dependent on market adoption of crypto currency and blockchain technology. The markets for crypto currency and blockchain technology are still nascent. Fluctuations in the price of other crypto currencies and alternative crypto assets, the introduction of new technologies, and a shifting regulatory environment could negatively impact the Company's ability to generate revenue.

The Company's cash position is relatively weak. The Company currently has only $23 in cash balances as of April 1, 2019, which will not cover its current operations. The Company believes that it will be able to continue self-funding the Company and limit costs to extend operations during the course of the raise. The Company could be harmed if it is unable to meet its cash demands, and the Company may not be able to continue operations if they are not able to raise additional funds.

The SEC and other financial regulatory organizations around the world are monitoring the crypto industry and may halt or prevent the offering or sale of its securities altogether. If the company is required to comply with securities laws for their token offering and fails to do so due to complexities around token sales and for any other reason, this may jeopardize the company's ability to offer tokens and continue to operate, and open the company up to monetary fines, sanctions, or worse. Alternatively, the SEC and others may require token offering to comply with traditional securities laws which the company not be able to comply with.

The Company is pre-revenue and may not be successful in its efforts to grow and monetize its product. It has limited operating capital and for the foreseeable future will be dependent upon its ability to finance operations from the sale of equity or other financing alternatives. There can be no assurance that the Company will be able to successfully raise operating capital. The failure to successfully raise operating capital, and the failure to effectively monetize its products, could result in bankruptcy or other event which would have a material adverse effect on the Company and the value of its shares. The Company has limited assets and financial resources, so such adverse event could put investors' dollars at significant risk.

The Company has not filed a Form D for its prior securities offerings. The SEC rules require a Form D to be filed by companies within 15 days after the first sale of securities in the offering relying on Regulation D. Failing to register with the SEC or get an exemption may lead to fines, the right of investors to get their investments back, and even criminal charges. There is a risk that a late penalty could apply.

The reviewing CPA has included a "going concern" note in the reviewed financials. Specifically, the Notes to the Financials Statements state that "[t]he Company has incurred losses from inception of $346,037 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product, and its ability to generate positive, sufficient operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern."

We have not prepared any audited financial statements. Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

The Company has conducted the following transactions with related persons: During the years ended December 31, 2018 and 2017, the Company issued convertible notes payable to shareholders totaling $34,454 and $250,000, respectively. The convertible notes bear interest at 8% per annum and mature between June 2019 and June 2020. The convertible notes may be converted upon the following:

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1. Upon the Company receiving cash of no less than $1,000,000 ("Qualified Financing") for the sale of the Company's equity securities, the note will be automatically converted into shares of the Company's preferred or common shares at a price of the lower of 80% of the price paid for the stock as part of the Qualified Financing or, the quotient of the valuation cap and the fully diluted capitalization of the Company, as defined in the individual agreements.

2. Upon maturity, holders may elect to convert any outstanding principal and accrued interest into common or preferred shares of the Company, to be negotiated and agreed-upon at the time of conversion.

Additionally, upon a change of control, as defined in the individual agreements, for total consideration over $1,000,000, the Company shall repay an amount equal to three times the principal and accrued unpaid interest.

Of the $250,000 of convertible notes payable issued to shareholders in 2017, $40,000 of the cash to be received under the notes was deposited with an entity related through common ownership, and was recorded as a related party receivable at December 31, 2017.

In July 2018, all of the outstanding shareholder convertible promissory notes were converted into preferred shares of the Company. At December 31, 2018 and 2017, outstanding shareholder convertible promissory notes total $0 and $250,000, respectively.

As of December 31, 2018 and 2017, the Company capitalized interest on shareholder convertible promissory notes of $12,176 and $12,831, respectively. At December 31, 2018 and 2017, accrued interest on shareholder convertible notes payable totaled $0 and $12,831, respectively.

General Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.

Representatives of SI Securities, LLC are affiliated with SI Advisors, LLC ("SI Advisors") Representatives of SI Securities, LLC are affiliated with SI Advisors, LLC ("SI Advisors"). SI Advisors is an exempt investment advisor that acts as the General Partner of SI Selections Fund I, L.P. ("SI Selections Fund"). SI Selections Fund is an early stage venture capital fund owned by third-party investors. From time to time, SI Selections Fund may invest in offerings made available on the SeedInvest platform, including this offering. Investments made by SI Selections Fund may be counted towards the total funds raised necessary to reach the minimum funding target as disclosed in the applicable offering materials.

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Frequently Asked Questions

About Side by Side Offerings

What is Side by Side?

A Side by Side offering refers to a deal that is raising capital under two offering types. This Side by Side offering is raising under Regulation CF and Rule 506(c) of Regulation D.

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❓ FAQs

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What is a Form C?

The Form C is a document the company must file with the Securities and Exchange Commission ("SEC") which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.

Before making any investment decision, it is highly recommended that prospective investors review the Form C filed with the SEC (included in the company's profile) before making any investment decision.

What is Rule 506(c) under Regulation D?

Rule 506(c) under Regulation D is a type of offering with no limits on how much a company may raise. The company may generally solicit their offering, but the company must verify each investor's status as an accredited investor prior to closing and accepting funds. To learn more about Rule 506(c) under Regulation D and other offering types check out our blog and academy.

What is Reg CF?

Title III of the JOBS Act outlines Reg CF, a type of offering allowing private companies to raise up to $1 million from all Americans. Prior capital raising options limited private companies to raising money only from accredited investors, historically the wealthiest ~2% of Americans. Like a Kickstarter campaign, Reg CF allows companies to raise funds online from their early adopters and the crowd. However, instead of providing investors a reward such as a t-shirt or a card, investors receive securities, typically equity, in the startups they back. To learn more about Reg CF and other offering types check out our blog and academy.

Making an Investment in DADA

How does investing work?

When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by DADA. Once DADA accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to DADA in exchange for your securities. At that point, you will be a proud owner in DADA.

What will I need to complete my investment?

To make an investment, you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or passport
5. ABA bank routing number and checking account number (typically found on a personal check or bank statement)

If you are investing under Rule 506(c) of Regulation D, your status as an Accredited Investor will also need to be verified and you will be asked to provide documentation supporting your income, net worth, revenue, or net assets or a letter from a qualified advisor such as a Registered Investment Advisor, Registered Broker Dealer, Lawyer, or CPA.

How much can I invest?

An investor is limited in the amount that he or she may invest in a Reg CF offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000.

Separately, DADA has set a minimum investment amount of US $1,000.

Accredited investors investing $20,000 or over do not have investment limits.

After My Investment

What is my ongoing relationship with the Issuer?

You are a partial owner of the company, you do own securities after all! But more importantly, companies which have raised money via Regulation CF must file information with the SEC and post it on their websites on an annual basis. Receiving regular company updates is important to keep shareholders educated and informed about the progress of the company and their investment. This annual report includes information similar to a company's initial Reg CF filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirement if:

1. The company becomes a fully-reporting registrant with the SEC
2. The company has filed at least one annual report, but has no more than 300 shareholders of record
3. The company has filed at least three annual reports, and has no more than $10 million in assets
4. The company or another party purchases or repurchases all the securities sold in reliance on Section 4(a)(6)
5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirement per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How can I sell my securities in the future?

Currently there is no market or liquidity for these securities. Right now DADA does not plan to list these securities on a national exchange or another secondary market. At some point DADA may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when DADA either lists their securities on an exchange, is acquired, or goes bankrupt.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investments and obtain a summary statement. If invested under Regulation CF you may also receive periodic updates from the company about their business, in addition to monthly account statements.

Other General Questions

What is this page about?

This is DADA's fundraising profile page, where you can find information that may be helpful for you to make an investment decision in their company. The information on this page includes the company overview, team bios, and the risks and disclosures related to this investment opportunity. If the company runs a side by side offering that includes an offering under Regulation CF, you may also find a copy of the DADA's Form C. The Form C includes important details about DADA's fundraise that you should review before investing.

How can I (or the company) cancel my investment under Regulation CF?

For offerings made under Regulation CF, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not canceled your investment, you will receive an email notifying you that your securities have been issued. If you have already funded your investment, your funds will be promptly refunded to you upon cancellation. To cancel your investment, you may go to your account's portfolio page by clicking your profile icon in the top right corner.

What if I change my mind about investing?

If you invest under any other offering type, you may cancel your investment at any time, for any reason until a closing occurs. You will receive an email when the closing occurs and your securities have been issued. If you have already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To cancel your investment, please go to your account's portfolio page by clicking your profile icon in the top right corner.

EXHIBIT D
Investor Deck






dada.nyc

Disclaimer

This presentation contains offering materials prepared solely by Showopp Inc. (dba DADA) without the assistance of SI Securities, and not subject to FINRA Rule 2210. In addition, this presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

Beatriz, our founder, had a successful career as an artist in New York.

She illustrated for the New York Times and worked at Disney and MTV.



She founded Dancing Diablo, an Emmy-winning studio with offices in New York & Caracas and directed videos for some of the biggest brands in the world.

But she doesn't own the intellectual rights to all the work she did over 20 years.

She only captured a tiny fraction of the value she helped create.

2003 to 2005
Revenues from Ninja Turtles



0.76%
My studio: $2 Million

0.05%
Me: $144k

$263 Million
Client

This is why we created DADA.

A social network where people speak to each other through drawings, creating collaborative art,
DADA is a unique engine for user-generated content creation and for the monetization of digital art.



Bea USA

Otro Captore Chile

Bea USA

Otro Captore Chile

Bea USA



Otro Captore Chile

Jonathan D-arte Venezuela

Jonathan D-arte Venezuela

Cromomaniaco Chile

Bea USA

DADA features a decentralized marketplace on the Ethereum blockchain.
Smart contracts enable artists and collectors to buy and sell this provably rare digital art securely and to continue capturing value with every transaction.



Artist Otro Captore earned $2696 from the sales of this provably rare digital drawing.

Smart contracts track and verify every transaction, guaranteeing artists their fair share in perpetuity.

Primary sale


All artists on a conversation
10%
Community
Fund
30%
60%
Artist

Secondary sale (on the profit)


All artists and owners
on a conversation
Community
Fund
10%
10%
20%
60%
Artist
Owner

This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.



"Dada is a cross between a marketplace, an art project,
and a technology startup: a uniquely hybrid status that may well be the key
to redefining success for artists in the digital age"

Forbes Magazine

DADA has a large art community on the Ethereum blockchain:

+160K registered users worldwide...



April 2018: artists from Peru, Argentina and Chile meet in Valparaiso.



October 2018: Artists from Spain, Italy, Germany and the Czech Republic meet in Prague.



...and one of the largest provably rare digital art collections in the world

with over 100,000 digital drawings ready to be traded as non-fungible tokens (NFTs).

Now we are taking creative collaboration to the next level:

We envision DADA as an engine for co-creation where millions of people worldwide collect, re-use, and remix art, interacting with digital art in new ways.

This is possible because of Non-Fungible Tokens.

An NFT is a cryptographic token which represents something unique.

Non-fungible tokens are not interchangeable or divisible.

They are used to create verifiable digital scarcity for unique digital items like crypto-collectibles.



descontrol

artist	otro
scarcity	unique
origin	https://dada.nyc/pa/83060
limited edition	1
initial price	1.2 eth

available (0)

sold

Non-fungible tokens allow us to track each individual contribution on a piece of content. Different NFTs from different projects can all be layered in one image that anyone can own.

Cryptokitties



A Cryptokitty

Kitty Hats



with accessories

DADA



who collects art

Collaboration between DADA, Cryptokitties, and KittyHats, January, 2018

Digital ownership is estimated to unlock a $200 bn market for collectibles on the blockchain.

DADA is at the intersection of digital art and crypto collectibles.



Global Art Market

$64bn

2018 Hiscox report

Collectibles Market

$370bn

Forbes

Business Model

A peer-to-peer token economy where people worldwide co-create, collect, re-use, remix, and trade art, creating a self-sustaining community.



Revenue Model

Our revenue models are reinforced by network effects.

Sell and license provably rare digital art. Sold over $10K in digital art priced between $15 to $200. The highest price paid for a limited edition digital drawing was $900.

Transaction fees. 100% of sales goes to the artists and the community. We charge an extra **3% fee** for sales and licensing for every transaction.

API for art tokenization. Other platforms can use our blockchain infrastructure API. Smart contracts will guarantee DADA a **5% fee** per transaction in these platforms.

Unique Art Sales. We're experimenting with auctions and sales at art fairs and galleries. At our first channel auction, we sold *Sight Unseen* for $3125.



We believe DADA is uniquely positioned to win this market segment

Startups	First movers	Network Effects	Using NFTs	Content creation platform	Anyone can join	Collaborative art	Re-use / remix	Gamified	Certificates of authenticity
DADA	2017	√	√	√	√	√	√	√	√
Rare Art Labs	2018		√						
Superare	2018		√						√
Verisart	2015								√
Known Origin	2018		√						
Snark.art	2018		√	√					
Portion	2018		√						
Monegraph	2014				√		√		
Digital Objects	2018		√						
Open Sea	2018		√						
Rare Bits	2018		√						
Curio Cards	2017		√						

This slide represents management opinion and is meant for illustrative purposes. It does not represent the scope of competition in the marketplace, nor does it represent guarantees of future results, levels of activity, performance, or achievements

We are thought-leaders in the Art and Blockchain movement:

We have spoken at over 30 blockchain related events, including the First Rare Art Festival, Ethereal Summit, Christie's, MIT Hacking Arts, NYU, Hackers' Congress, NFT.NYC, SXSW, and Radicalxchange.


Lauren van Haaften-Schick
PhD Candidate, History of Art & Visual Studies, Cornell University
Doctoral Fellow, Digital Life Initiative, Cornell Tech
LEV29@cornell.edu

CTO Abraham at NYU


ethereal
SUMMIT
consensys

CEO Beatriz's keynote at Ethereal Summit


CHRISTIE'S
ART + TECH SUMMIT Exploring Blockchain
VASTARI

CMO Judy at Christie's

And we have been mentioned in the press dozens of times.

FAST @MPANY

Forbes

FT FINANCIAL TIMES

THE HUFFINGTON POST

TechCrunch

the PARIS REVIEW

TheObserver

HOW

BITCOIN MAGAZINE

DigitalArts

FUSION

International Business Times

TECH COCKTAIL

FiveThirtyEight

THE STARTUP MAGAZINE

 coindesk

Our plan for the next 12 months:





Decentralization	Adoption	Initial Revenues	50K MRR
2018	Q1 & Q2	Q3	Q4

API integration with other platforms

This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

Fundraising

We are raising convertible notes

to explore the demand for digital art and reach 100K in MRR in the next 24 months.

Join us.





Beatriz Helena Ramos | http://dada.nyc